UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

SEMIANNUAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended: June 30, 2024

East Bay Permanent Real Estate Cooperative, Inc.

(Exact name of issuer as specified in its charter)

California	82-1240282
State or other jurisdiction of incorporation or organization	(I.R.S. Employer Identification No.)

1428 Franklin St, Oakland CA 94612

(Full mailing address of principal executive offices)

(650)743-6974

(Issuer’s telephone number, including area code)

Item 1 Management’s Discussion and Analysis of Financial Condition and Results of Operations

You should read this section in conjunction with financial statements of East Bay Permanent Real Estate Cooperative, Inc. (“EB PREC” or the “Cooperative”). See Item 3 of this document.

The discussion contains forward-looking statements that involve risks, uncertainties, and assumptions. EB PREC’s actual results may differ materially from those anticipated in these forward-looking statements as a result of many factors

Financial Condition

As of June 30, 2024, EB PREC’s total assets increased by over 25% as compared to December 31, 2023, from $10,053,345 to $12,623,759. This increase is primarily due to a combination of 1) grant funding received and not yet spent, and 2) new low-interest debt. The debt was from a 3-year low-interest loan from the Stupski foundation for $1,000,000, with 1% annual interest. In the first six months of 2023, EB PREC received a $1,000,000 grant from the Sustainable Economies Law Center (the “Law Center”) and a $700,000 grant from the Mellon Foundation. Depending on activities completed this year, some of these funds may not be recognized on our finalized books at the end of the year and instead deferred to next year. We have not had an active capital campaign this year, and we have not raised any money from the sale of investor owner shares this year, compared to $692,000 raised from the sale of investor owner shares during the same time period last year.

One of the metrics we watch is our debt to asset ratio, which we define as total debt divided by total assets. This is a measure of the organization’s solvency, and is important to investors and lenders. As of June 30, 2024, our debt to asset ratio was 0.38 to 1. This means it would only take 38% of our assets to pay off all of our debts. This gives confidence to our lenders since EB PREC has more than enough assets to pay all lenders back in a worst case scenario where EB PREC might have to liquidate assets to pay back lenders, and in fact EB PREC has the capacity to take on a lot more debt before the ratio reaches 1 to 1, and our debt equals our assets.

“Current portion of long term debt”, which shows all debt payments owed over the next 12 months, increased from $22,734 as of December 31, 2023 to $42,855 as of June 30, 2024. Both figures include an annual principal payment on the loan from the Force for Good Fund, but the increase in 2024 is primarily related to the upcoming maturity of a 5-year $25,000 loan, which comes due in March of 2025.

Changes in Operating Expenses

Our Net Income  for the period January 1, 2024 through June 30, 2024, is nearly $1.5 Million, up 25% from the same period last year. While our overall expenses increased by nearly $300,000, our revenue and other income increased by nearly $600,000, leading to the increase in Net Income compared to the same period last year.

The majority of the increase in expenses is consolidated in a handful of lines shown on our Profit and Loss statement. These five expense categories, described below, account for 91% of the increase in expense.

●	Our largest expense line item, Salaries and Wages, increased by 15% compared to the corresponding period of 2023, as we have hired additional staff and provided existing staff with a cost of living increase in January 2024.
●	Our Occupancy expense saw the largest year over year increase of just over $110,000 (a 220% increase) due to two new properties that were acquired near the end of 2023, and includes associated increased utilities, repairs, and maintenance costs. Absent additional property acquisitions, we expect this line item will decrease for the same time period in 2025, because we will have completed the bulk of repairs associated with this increase, which will not have to be performed every year.
●	Those property acquisitions also contributed to increases in our Taxes & Licenses expense, up by $52,000, and our Insurance expense, up by almost $8,000, both of which increase with each property acquisition.
●	We also saw a significant increase in our Contractors expense, which comes from a combination of new items, including various stipends distributed for community participants in the Transformative Climate Communities (“TCC”) program, in which we are a partner leading the Displacement Avoidance Plan. Stipends have been provided for community members helping run a community resource center, participate in interviews, and to contractors providing graphic design and video production services. The TCC program was scheduled to end in December 2024, but the City of Oakland is in the process of extending the program for one more year to allow other partners to complete their deliverables, but will not provide additional funding or add additional scope. We are still on track to complete our TCC deliverables by the end of 2024 as originally planned, so we expect to continue distributing stipends and incurring other related expenses through the end of this year, but not significantly into 2025, even though the program will likely be extended.

Revenue from Property, and Consulting

While revenue from Sales and Consulting are down compared to last year, revenue from Properties (Resident Monthly Contributions) are up 422% in the first half of 2024 compared to the same period last year. Our acquisition of a 10-unit apartment building in East Oakland is primarily responsible for this increase. This earned revenue is bringing us a step closer to realizing our goals for financial sustainability. We expect earned revenue from this property to fund a large portion of a Property Manager’s salary, who will manage this and other properties in our portfolio. This will provide financial stability to our residents, ensuring the management of their properties is not tied to our ability to fundraise philanthropic dollars indefinitely.

2

As of September 2024, our residential portfolio includes 13 separate occupied units, each with its own lease, as well as one vacant unit. While the majority of our residents are current on their monthly payments, we have two units that are behind on their monthly payments. The figures shown in our financial statements show the actual contributions from residents, and do not include amounts due from residents but not received. This is consistent with our revenue recognition policy for rental income:

Member charges are recorded at amounts the Cooperative expects to receive from residents for housing services rendered. This revenue source is considered to be a single performance obligation that is satisfied at a point in time, and revenue is recognized when the promised housing service is provided. Amounts assessed but not paid are recorded as accounts receivable. Amounts paid prior to being assessed are recorded as deferred revenue.

While we had a substantial increase in income from our properties as described above, we had a decrease in Sales and Consulting revenue in the first half of 2024, so our total Revenue only increased by 9% compared to the first half of 2023. Sales and Consulting are not currently a core or consistent part of our business model, so we expect them to fluctuate from year to year. We also lost one of our staff members who was carrying out a consulting contract with the City of Oakland, which reduced our consulting income. However, we do still have that contract, and are on track to complete all the deliverables by the end of 2024. Thus we expect consulting income to increase over the rest of 2024, and then to decrease again in 2025 as we will have completed the contract with the City of Oakland. We expect to continue to take on consulting projects, especially where the work directly supports our work towards EB PREC’s mission, as both of these projects do. Property acquisition and removal from the speculative market remains our priority, however, and revenue from our properties should increase steadily as EB PREC continues to acquire and complete rehabilitation on more properties.

Grants Funding EB PREC Operations

Grants have been EB PREC’s primary source of funding for its operations to date. Since its inception, in deep partnership with the Cooperative’s incubating organization, the Law Center, EB PREC has raised over $9,000,000 in received and pledged grant funding for our work.

Not all of this funding appears in EB PREC’s financial statements, because many grants are held and administered by the Law Center for the purpose of furthering the mission of both EB PREC and the Law Center. The Law Center receives grants on behalf of EB PREC with an agreement that they pay EB PREC to carry out future work. The Law Center and EB PREC periodically enter into contracts in which the Law Center agrees to pay EB PREC to carry out work that advances the missions of both organizations.

The Law Center distributed $750,000 to EB PREC in 2023 and an additional $1,000,000 in Q1 2024. As of June 30, 2024, the Law Center was holding an additional $2,162,361.83 in grant funding for the purposes of developing EB PREC and furthering its mission, which may be disbursed upon request by EB PREC. These funds support the development of EB PREC in alignment with the charitable mission of the Law Center, including community building, organizing, legal and organizational infrastructure, education, and real estate projects.

Dividends

In August 2023 the Board passed a proposal to declare and distribute dividends, at the rate of 1.5% for shares held in the year 2022 (as it did in 2022 for shares held in the year 2021). Roughly 44% of Investor Owners as of December 2022 have opted to waive their right to dividends. The total dividend payment for 2022 came to a total of $17,987.41. The board has not yet declared dividends for shares held in 2023, but will likely do so before the end of 2024.

Liquidity

Our cash comes from a combination of grant funding, loans, and proceeds from the sale of Investor Owner Shares, as well as earned revenue. The Cooperative does not intend to use proceeds from the sale of Investor Owner Shares for operating expenses like salaries, but is using and reserving these funds for property acquisitions and rehabilitation. As of June 30, 2024, 47% of the Cooperative’s assets are in liquid bank accounts or short term (6-month or shorter) certificates of deposit. This is up from 35% as of December 31, 2023.

In 2022, EB PREC invested $1,000,000 into 3- and 6-month CDs, and has continued to re-invest in CDs as they mature, and add additional investments into CDs as our cash flows and our projected expenses and property acquisitions allow. In this way, we might generate a return on those funds that can be passed on to our investors as dividends with low risk, until the funds can be deployed into the project.

Over time, EB PREC expects its core operations to become financially self-sustaining from revenue generated from properties, community owner dues, contracts, consulting, events, and programs. Until then, we are continuing to raise grants and donations to cover our core operational expenses. In the long run, we expect grants and donations to continue to expand our capacity to organize, educate, and build a housing justice movement in the East Bay and beyond.

Trend Information

Over the rest of 2024 and Q1 2025, we plan to lay the groundwork for our next capital campaign and level up our staff capacity to move quickly on property acquisitions and provide improved, holistic support for our Resident Owners. We’re currently recruiting a multiple staff to support with financial analysis, community engagement, and cooperative facilitation, and we recently hired a Development & Grant Writing Associate, a Property Manager, and two Administrative staff, to support our growth. We will continue to work closely with our seven active Owner Groups to build community power, co-create new methods of community engagement, and assess potential acquisitions for our cooperative.

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While our mission stays true, the Bay Area real estate market in which we operate continues to be turbulent and high cost. The demand for affordable housing remains a critical concern in the Bay Area1, with rising property values and limited housing stock exacerbating the situation for low-income residents. In December 2023 the Federal Reserve had been holding interest rates steady since September 2023 at the range of 5.25-5.5%, its highest consistently held rate in more than 20 years. In September 2024 the Federal Reserve decided to lower interest rates by 0.5%, or 50 basis points, which is the first time they have lowered rates in 4 years2. The impacts of this change are yet to be seen, and it is unclear if this is the first in a series of decreases, or just an adjustment. Given the continued high interest rate environment, we believe that our current strategy for financing through deeply affordable/below market capital from Investor Owners and low-interest loans from foundations remains a solid strategy in order to keep up with such a high demand market.

In addition to acquisition costs, we also have to consider construction costs. Supply chain issues, cost inflation, and labor shortages all have the capacity to substantially impact our upcoming construction at Esther’s Orbit Room, either with delays, or rising prices, like the unprecedented high costs of plywood over the past few years. It appears that supply chain issues are not as bad as they were at the height of the COVID-19 pandemic, but we will be watching construction costs over the next year as we prepare to break ground at Esther’s.

Oakland’s Eviction Moratorium expired in July 2023, so landlords who have been unable to evict tenants for the last few years are begining taking action. This will impact the frontline communities with whom we work substantially, and potentially bring more vacant properties on the market. EB PREC has decided to explore a more streamlined approach to preserving “naturally occurring” affordable housing, by not just pursuing properties that are brought to us by tenants, but pursuing properties that we find on the market, and approaching the tenants themselves to determine if they are mission aligned. While this approach may give us less time to organize with tenants and allow tenants to lead the process, it may lead to a more effective and streamlined process of preserving this affordable housing, and not letting these properties fall into the hands of new predatory landlords who will displace the residents. This strategy is partly due to the lack of affordable vacant properties on the market. Many of our members have a vision to purchase vacant multi-unit properties for their community, but those that are available are often offered at high prices because they expect high market rate income for those vacant units. By acquiring properties with existing low - income residents (and thus lower-rent rolls), it is more likely that the property price will be proportionally lower. However, the lifting of Oakland’s eviction moratorium, despite having a devastating impact on low-income residents in our community, may also put more vacant properties on the market that we could acquire, and work with our community to populate those properties at affordable rates. We will stay tuned into both of these potential strategies, and make the best of the market to serve our various stakeholders.

Despite continued uncertainty in global capital markets and a rising interest rate environment, we have continued to see growing interest in investment in EB PREC. While this increase is generally aligned with our age as an organization, 2021 brought us our first investments directed to us from investment advisors. The demand we are seeing from investment advisors has the potential to unleash significantly more capital into our work. These investment advisors take the time to perform due diligence on our work in much more detail than most individual investors do, sending us questionnaires and asking for reports, but once they complete their due diligence, they can recommend EB PREC as an investment to their clients who are looking for social impact investing. Investments from these sources continue to reach EB PREC, and more investors are reaching out to us directly, who seem to be learning about EB PREC through word of mouth. These investors are reaching out both to make equity investments, and also to discuss potential low-interest loans that would support our work. Over the past 18 months we have worked closely with multiple of these lenders, and successfully closed on three low-interest loans totaling $2,500,000 as of June 2024. The scope of our upcoming acquisitions depends heavily on how much funding we are able to raise through the sale of shares and low interest loans. We are not currently selling shares, and have not been selling shares at all in 2024, having stopped selling shares since our offering expired in October 2023. We have been working with our lawyers, our CPA, and the SEC to qualify a new offering in time to launch our next capital campaign in 2025.

Item 2: Other

None.

Item 3: Consolidated Financial Statements

1https://www.oaklandca.gov/news/news-release-oakland-mayor-sheng-thao-advocates-for-increased-federal-housing-vouchers-in-washington-dc

2https://www.cnbc.com/2024/09/18/fed-cuts-rates-september-2024-.html

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East Bay Permanent Real Estate Cooperative Inc

Balance Sheet (Unaudited)

As of June 30 2024 and December 31, 2023

	Total
	As of Jun 30 2024	As of Dec 31, 2023 (PP)
ASSETS
Current Assets
Cash	$2,917,155	$2,504,732
Certificate of Deposit	$3,051,979	$1,011,689
Accounts Receivable	$129,204	$93,485
Prepaid Expenses	$3,350	$-
Total Current Assets	$6,101,688	$3,609,906
Property and Equipment, net	6,323,053	$6,190,429
Notes Receivable	185,010	$235,010
Other Assets
Deferred Tax Asset	$14,000	$18,000
Taxes Receivable	$7	$-
Total Other Assets	$14,007	$18,000
Total assets	$12,623,758	$10,053,345

LIABILITIES AND EQUITY
Current Liabilities
Accounts Payable	$400,000	$400,525
Accrued payroll and expenses	$450	$14,908
Income Taxes Payable		$1,904
Security Deposits	$17,211	$16,611
Deferred Revenue	$605,583	$1,100,001
Dividends Allocated to be Paid	$1,487	$1,103
Current portion of long-term debt	$42,855	$22,734
Total Current Liabilities	$1,067,587	$1,557,786
Long term debt less current portion	$3,786,740	$2,770,770
Total Liabilities	$4,854,327	$4,328,556
Equity
Investor Owner	$4,368,283	$4,368,283
Additional Paid In Capital	$1,350,000	$1,350,000
Retained patronage dividends		$4,414
Retained Earnings (accumulated deficit)	$563,075	$2,092
Net Income	$1,488,074
Total Equity	$7,769,432	$5,724,789
TOTAL LIABILITIES AND EQUITY	$12,623,759	$10,053,345

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East Bay Permanent Real Estate Cooperative Inc

Profit and Loss (Unaudited)

January - June, 2023 and 2024

	Total
	Jan - Jun, 2024	Jan - Jun, 2023
REVENUE
Community Owner Dues	$6,160	$5,366
Sales	$235	$28,318
Resident Monthly Contributions	$152,473	$29,204
Consulting	$37,739	$117,394
Total Revenue	$196,607	$180,282

Expenses
Salaries & Wages	$288,651	$250,729
Occupancy	$160,053	$49,956
Taxes & Licenses	$82,241	$30,145
Contractors	$64,706	$2,690
Legal & Professional Services	$45,112	$31,002
Employee Benefits	$27,388	$33,644
Insurance	$25,412	$17,685
Payroll Tax Expense	$24,471	$23,064
Total Office Supplies & Software	$10,173	$6,454
EB PREC Event Expenses	$5,264	$1,707
Charitable Contributions	$5,000	$-
Interest Paid	$2,761	$-
Advertising & Marketing	$2,374	$2,515
Miscelaneous	$2,372	$367
Bank Charges & Fees	$1,590	$1,586
Patronage Dividend	$1,073	$-
External Events/Conferences	$52	$1,238
Total Expenses	$748,693	$452,781
Net Loss from Operations	$(552,086)	$(272,499)

Other Income
Grants	$1,959,124	$1,394,000
Individual Donations	$4,634	$1,955
Sustainer Donations	$1,482	$2,870
Other Income	$39
Interest Earned	$74,881	$59,667
Total Other Income	$2,040,160	$1,458,492
Net Other Income	$2,040,160	$1,458,492
Net Income	$1,488,074	$1,185,993

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East Bay Permanent Real Estate Cooperative Inc

Statement of Cash Flows (Unaudited)

January - June, 2023

Total
OPERATING ACTIVITIES
Net Income	1,185,992.59
Adjustments to reconcile Net Income to Net Cash provided by operations:
Accounts Receivable (A/R)	32,425.21
Accounts Payable (A/P)	-111,500.00
Accrued Payroll	-11,670.00
Benefit Liabilities	4,376.23
Benefit Liabilities:Calsavers	0.00
Dividends Allocated to be Paid	-3,486.68
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	$-89,855.24
Net cash provided by operating activities	$1,096,137.35
INVESTING ACTIVITIES
2447 Prince Street:Security Deposit	400.00
Esther's Orbit Room:Capital Repairs	-50,274.00
Net cash provided by investing activities	$-49,874.00
FINANCING ACTIVITIES
Investor Owner	692,000.00
Net cash provided by financing activities	$692,000.00
Net cash increase for period	$1,738,263.35
Cash at beginning of period	4,097,033.70
Cash at end of period	$5,835,297.05

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East Bay Permanent Real Estate Cooperative Inc

Statement of Cash Flows

January - June, 2024

Total
OPERATING ACTIVITIES
Net Income	1,488,074.29
Adjustments to reconcile Net Income to Net Cash provided by operations:
Accounts Receivable (A/R)	-35,718.66
Northern California Land Trust Loan	50,000.00
Taxes Receivable	-7.21
Accounts Payable (A/P)
Accrued Payroll	-13,498.20
Benefit Liabilities	-766.66
Benefit Liabilities:Calsavers	-197.32
Dividends Allocated to be Paid	1,145.27
FFGF Loan	-24,291.20
Payroll Liabilities	3.22
Stupski Foundation Loan	1,000,000.00
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	$976,669.24
Net cash provided by operating activities	$2,464,743.53
INVESTING ACTIVITIES
10778-10786 Pippin Street:Capital Repairs-10778-10786 Pippin Street	-10,919.00
2096 California Avenue:Security Deposit - 2096 California Avenue	600.00
Esther's Orbit Room:Capital Repairs	-31,032.13
Net cash provided by investing activities	$-41,351.13
FINANCING ACTIVITIES
Security Deposits:Security Deposits 10778-10786 Pippen Street	11,400.00
Retained Earnings	-17,609.99
Net cash provided by financing activities	$-6,209.99
Net cash increase for period	$2,417,182.41
Cash at beginning of period	3,540,330.10
Cash at end of period	$5,957,512.51

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East Bay Permanent Real Estate Cooperative Inc

Statements of Owners' Equity (Unaudited)

As of June 30, 2023 and June 30, 2024

	Investor Owner Stock	Additional Paid In Capital	Retained Patronage Dividends	Retained Earnings (Accumulated Deficit)	Total
Balance December 31 2022	$3,247,930	$1,350,000	$-	$(31,037)	$4,566,893
Stock Issued	$692,000				$692,000
Net Income				$1,185,993	$1,185,993
Balance June 30 2023	$3,939,930	$1,350,000	$-	$1,154,956	$6,444,886

Balance December 31 2023	$4,368,283	$1,350,000	$4,414	$2,092	$5,724,789
Stock Issued	$-	$-	$-	$-	$-
Dividends Paid	$-	$-	$-	$(1,073)	$(1,073)
Patronage dividends declared	$-	$-	$-	$-	$-
Patronage dividends payable	$-	$-	$-	$-	$-
Net Income	$-	$-	$-	$1,488,074	$1,488,074
Balance June 30 2024	$4,368,283	$1,350,000	$4,414	$1,489,093	$7,211,790

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Item 4. Exhibits

Exhibit Number	Description
2.a*	Articles of Incorporation (incorporated by reference to Exhibit 2.a to the Company’s Offering Statement on Form 1-A/A filed September 2, 2020)
2.b*	Bylaws (incorporated by reference to Exhibit 2.b to the Company’s Offering Statement on Form 1-A/A filed September 2, 2020)
3.a*	Previously Used Investor Owner Agreement (incorporated by reference to Exhibit 3 to the Company’s Offering Statement on Form 1-A/A filed September 2, 2020)
3.b*	Previously Used Investor Owner Agreement (incorporated by reference to Exhibit 4 to the Company’s Offering Statement on Form 1-A/A filed September 2, 2020)
3.c*	EB PREC Investor Owner Redemption Policy (incorporated by reference to Exhibit 3.b to the Company’s Current Report on Form 1-U filed April 25, 2024)
4*	Investor Owner Agreement (incorporated by reference to Exhibit 4 to the Company’s Offering Statement on Form 1-A/A filed July 31, 2024)
6.a*	Community Ventures Promissory Note (incorporated by reference to Exhibit 6.b to the Company’s Offering Statement on Form 1-A/A filed September 2, 2020)
6.b*	Nancy Moore Promissory Note (incorporated by reference to Exhibit 6.c to the Company’s Offering Statement on Form 1-A/A filed September 2, 2020)
6.c*	General Fiscal Sponsorship Agreement (2021) (incorporated by reference to Exhibit 6.i to the Company’s 2020 Annual Report on Form 1-K filed April 29, 2021)
6.d*	Development Agreement #4 with Law Center (incorporated by reference to Exhibit 6.g to the Company’s 2022 Annual Report on Form 1-K filed on April 28, 2022)
6.e*	TCC Partnership Agreement (2021-2024) (incorporated by reference to Exhibit 6.i to the Company’s 2020 Annual Report on Form 1-K filed April 29, 2021)
6.f*	Recoverable Grant Agreement (2021) (incorporated by reference to Exhibit 6.i to the Company’s 2020 Annual Report on Form 1-K filed April 29, 2021)
6.g*	Center for Cultural Innovation - AmbitioUS Capital Support Agreement #2 (incorporated by reference to Exhibit 6.i to the Company’s 2020 Annual Report on Form 1-K filed April 29, 2021)
6.h*	ImpactAssets Loan Agreement (incorporated by reference to Exhibit 6.k to the Company’s 2022 Annual Report on Form 1-K filed on April 28, 2022)
6.i*	Development Agreement #5 Between EB PREC and the Law Center (incorporated by reference to Exhibit 6.m to the Company’s Offering Statement on Form 1-A/A filed on August 15, 2023)
6.j*	General Fiscal Sponsorship Agreement Between the Law Center and EBPREC (incorporated by reference to Exhibit 6.n to the Company’s Offering Statement on Form 1-A/A filed on August 15, 2023)

* Filed previously

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SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

East Bay Permanent Real Estate Cooperative, Inc.

By /s/ Noni Session, Principal Executive Officer

Date 9/30/2024

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

By /s/ Noni Session

Noni Session, Principal Executive Officer

Date 9/30/2024

By /s/ Ojan Mobedshahi

Ojan Mobedshahi, Principal Financial and Accounting Officer

Date 9/30/2024

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